                                                     FILED PURSUANT TO 424(B)(3)
                                                      REGISTRATION NO. 333-67872

PROSPECTUS

                             HYBRID NETWORKS, INC.

                       12,929,333 SHARES OF COMMON STOCK

                                ----------------

    The 12,929,333 shares of common stock covered by this prospectus may be offered and sold over time by Halifax Fund, L.P., which we refer to in this prospectus as the selling stockholder, by the pledgees or donees of the selling stockholder, or by other transferees that receive the shares of common stock in transfers other than public sales. We will not receive any of the proceeds from the sale of these shares.

    Our common stock trades on the Nasdaq Small Cap Market under the symbol HYBR. The closing price as reported on the Nasdaq Small Cap Market on September 25, 2001 was $1.04 per share.

                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this prospectus is September 26, 2001

    You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                               TABLE OF CONTENTS

                                           PAGE
                                         --------
Hybrid Networks, Inc...................      3
Recent Development.....................      3
Risk Factors...........................      4
Forward-Looking Statements.............      8
Use of Proceeds........................      8

                                           PAGE
                                         --------
Selling Stockholder....................      9
Plan of Distribution...................     13
Legal Matters..........................     14
Experts................................     14
Where You Can Find More Information....     15

                             HYBRID NETWORKS, INC.

    We design, develop, manufacture, and market products designed primarily for wireless systems that provide high-speed access to the Internet for business and consumers. Our products are designed to remove the bottleneck in the connection to the end-user, which greatly reduces the time required to access bandwidth-intensive information on the Internet. Our customers are principally wireless system operators and national and regional telephone companies. We offer an alternative to digital subscriber line and cable for high-speed Internet access for small businesses and residential subscribers.

    Our products are an integral part of a wireless system operator's high-speed Internet access system. Our Series 2000 product line includes head end routers, network and subscriber management tools, and a line of wireless end-user routers, or modems.

    Our products are used by broadband wireless operators at their base stations, or head ends, to connect Internet subscribers to the operator's networks to give the subscribers high-speed Internet access. Our head end products provide systems that allow the operators to manage their networks.

    The subscribers to the wireless operators' networks are typically single-computer customers or local area networks used by small businesses and high-end residential customers. The operators use our end-user products to connect subscribers to the wireless systems networks at the subscribers' sites.

    In 2001, major Hybrid systems are used in 75 markets on six continents including 14 markets for Sprint Corp. We believe the demand for high-speed Internet access will continue to grow internationally and domestically.

    We were incorporated in Delaware in June 1990. Our principal executive offices are located at 6409 Guadalupe Mines Road, San Jose, California 95120. Our telephone number is (408) 323-6500.

                               RECENT DEVELOPMENT

    The Nasdaq Listing Qualification Panel has transferred the listing of our common stock from the Nasdaq National Market to the Nasdaq Small Cap Market effective Thursday, August 30, 2001, subject to the provision that on or before September 5, 2001 we were required to submit a filing evidencing a specified minimum amount of net tangible assets. This filing was made. In addition, our Form 10-Q for the third quarter of 2001 must evidence our continued compliance with the $2,000,000 net tangible assets and/or $2,500,000 shareholders' equity standard. Nasdaq reserves the right to modify, extend or terminate this listing subsequent to a review of our operating results and balance sheet for the third quarter of 2001 and will continue to monitor our compliance with all requirements on the Nasdaq Small Cap Market. We were also notified that the Nasdaq Listing and Hearing Review Council retains the right to review the Panel decision on or before October 15, 2001.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND ALL OF THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK. IN THE FUTURE, WE MAY FACE ADDITIONAL RISKS THAT ARE NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE ARE NOT MATERIAL TO US. THESE RISKS MAY ALSO HARM OUR BUSINESS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE EXPECT THAT WE WILL NEED ADDITIONAL CAPITAL TO CONTINUE OUR OPERATIONS.

    Although we raised over $35 million in net proceeds from our initial public offering in November 1997, our capital resources were nearly exhausted by September 1999. In September 1999, we raised $18.1 million through the issuance and sale of convertible debentures. In February 2001, we entered an agreement with the Halifax Fund, L.P., the selling stockholder under this prospectus, under which we have raised $7.5 million and may raise up to an additional $7.5 million upon the exercise of a warrant issued to Halifax under the agreement. We believe we have sufficient capital to continue operations through the year 2001. However, we expect that we will need to raise additional cash in the future to support further growth in our business. If we engage in research and development under our agreement with Sprint, we may need additional capital.

    Our ability to raise additional capital may be limited by a number of factors, including:

    - Sprint's veto rights, right of first refusal and other substantial rights and privileges,

    - Halifax's substantial rights and privileges,

    - our dependence upon Sprint's business and, to a lesser extent, the business of our other customers,

    - uncertainties and concerns resulting from our past financial reporting difficulties, class action litigation and related issues,

    - our need to increase our work force quickly and effectively and to reduce the cost of our existing products and develop new products,

    - uncertainty about our financial condition and results of operations and,

    - our history of heavy losses,

    We can give no assurance that we will be able to raise the additional capital we will need in the future. Further, any financing we may be able to obtain may be on terms that are harmful to our business and our ability to raise additional capital. We may not have sufficient capital or other resources necessary to meet the requirements of our equipment purchase agreement with Sprint or with other large customers in the future.

WE ARE LARGELY DEPENDENT ON SPRINT FOR OUR FUTURE BUSINESS, AND SPRINT HAS A GREAT DEAL OF INFLUENCE OVER OUR CORPORATE GOVERNANCE.

    We expect that a substantial portion of our future business will primarily come from wireless customers who hold spectrum license rights. Sprint has acquired a significant portion of the wireless spectrum licenses in the United States, so our future business will be substantially dependent upon orders from Sprint. Sprint accounted for 87% of our gross sales in the six months ended June 30, 2001. Sprint uses our products in its initial offering of wireless Internet access services. We have only a small number of other customers.

    Sprint also has significant control over our corporate governance. For example, Sprint may designate two directors to serve on our board of directors. Further, we cannot issue any securities, with limited exceptions, or, in most cases, take important corporate action without Sprint's approval. Sprint has other rights and privileges, including a right of first refusal on any proposed change in our control. This right of first refusal is assignable by Sprint to any third party. Further, if Sprint exercises warrants it holds, and assuming that no other warrant holders, or other convertible security holders, exercise or convert, Sprint would beneficially own as of June 30, 2001, approximately 27.7% of our common stock. Sprint will have a great deal of influence on us in the future. We cannot be sure that Sprint will exercise this influence in our best interests, as Sprint's interests are in many respects different than ours. These share numbers do not give effect to up to 600,000 shares that Sprint may have the right to purchase under warrants granted in August 2001.

    We have entered into an equipment purchase agreement with Sprint that imposes substantial requirements on us. We must:

    - meet Sprint's schedule for the manufacture and shipment of products;

    - satisfy commitments for product development;

    - satisfy installation and maintenance obligations; and

    - license our technology to specified third parties.

    Sprint's obligation to purchase our products is subject to extensive testing and acceptance procedures. If we fail to meet the requirements of the agreement, we could be subject to heavy penalties, including the obligation to license our intellectual property rights to Sprint on a royalty-free basis. Sprint may also gain access to the key source code of our products.

CHANGES IN PLANS OR CIRCUMSTANCES AT OUR LARGEST CUSTOMERS COULD SERIOUSLY HARM OUR SALES.

    In late 2000, Sprint, our largest customer for that year, completed a reorganization of its operations including the business to which we sell our products. As part of this reorganization, Sprint announced that it was focusing its broadband efforts in 14 geographical markets in the residential and small business areas. In light of these plans, we expect to sell a relatively smaller amount of our higher margin head end equipment to Sprint as compared to our earlier plans. This could reduce our sales and gross margins.

    In late 2000, Look Communications, our second largest customer for that year, encountered difficulties in securing additional financing to support the continued growth of its operations. We believe that Look Communications is exploring alternatives to obtain additional financing but cannot be sure that it will succeed. We have not made material sales to Look in 2001.

WE DEPEND ON THE BROADBAND WIRELESS MARKET, WHICH IS A NEWLY DEVELOPING MARKET THAT IS SUBJECT TO UNCERTAINTIES.

    Before 2000, over half our sales were to cable customers. The cable industry has now developed a standard known as the Data Over Cable System Interface Specification. Our products do not conform to this standard, and we have experienced substantially reduced sales to cable customers. We are now focusing our business on the wireless industry, which is new and subject to uncertainties.

    The wireless industry competes with other technologies, including cable and digital subscriber lines to provide high-speed Internet access. The cable and digital subscriber line technologies avoid the principal disadvantage of wireless, which requires direct line-of-sight between the wireless operator's antenna and the customer's location. Wireless system operators also face a number of licensing and regulatory restrictions. Conditions in the wireless market could change rapidly and significantly from technological changes. Further, the development and market acceptance of alternative technologies could decrease the demand for our products or make them obsolete. There can be no assurance that the wireless industry market will grow or that our products will be accepted in the emerging market.

We expect to face substantial competition in this market, which could limit our sales and impair our business.

WE FACE SIGNIFICANT COMPETITION, INCLUDING COMPETITION FROM LARGE COMPANIES.

    Our market is intensely competitive, and we expect even more competition in the future. Several of our competitors are substantially larger and have greater financial, technical, marketing, distribution, customer support, greater name recognition and access to customers, than we have. One of our principal competitors, Cisco, has announced that it has a competitive wireless technology that will offer cost effective performance and will operate successfully in environments in which it is difficult to obtain a line-of-sight between the customer's location and the wireless operators' antennae. Cisco's system may provide benefits superior to ours. We believe that other companies also have similar products under development. Further, our product development may be harmed by our lack of engineering resources. There can be no assurance that we will be able to compete successfully in the future.

    We have agreed with Sprint that in the future we will allow third parties to license our technology. These third parties may offer products that compete with ours, using our technology. This could create significant new competitive challenges for us. Our business depends upon the technical success and working relationships of companies that produce other parts of our system. These companies may decide to compete with us in the future, which could limit our growth and harm our business.

MARKET PRESSURE TO REDUCE THE PRICE OF OUR PRODUCTS HAS HURT OUR BUSINESS, AND THE PRESSURE IS LIKELY TO INCREASE.

    We have experienced pressure from our customers, including Sprint, to lower prices for our products, and we expect that this pressure to lower the prices of our products will continue and increase. Market acceptance of our products, and our future success, will depend in part on reductions in the unit cost of our products. Our ability to reduce our prices has been limited by several factors, including our reliance on one manufacturer of our modems and on limited sources for other components of our products. Our research and development efforts seek to reduce the cost of our products through design and engineering changes. We have no assurance that we will be able to redesign our products to achieve substantial cost reductions or that we will otherwise be able to reduce our manufacturing and other costs. Any reductions in cost may not be sufficient to improve our gross margins, which must substantially improve for us to operate profitably.

WE RELY ON A SINGLE MANUFACTURER FOR OUR END-USER PRODUCTS AND ON LIMITED SOURCES FOR OUR COMPONENTS, SOME OF WHICH ARE BECOMING OBSOLETE.

    We outsource manufacturing of our Series 2000 modem products to a single manufacturer, Sharp Corporation, while maintaining only a limited manufacturing capability for pre-production assembly and testing. Since we have only one manufacturing source for our modems, our ability to reduce our manufacturing costs may be limited.

    We are dependent upon key suppliers for a number of components within our Series 2000 products, including Texas Instruments, Hitachi, and Intel. There can be no assurance that these and other single-source components will continue to be available to us, or that deliveries to us will not be interrupted or delayed due to shortages. Having single-source components also makes it more difficult for us to reduce our costs for these components and makes us vulnerable to price increases by the component manufacturer. Any significant interruption or delay in the supply of components for our products or any increase in our costs for components could seriously harm our business.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

    We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect our intellectual property rights. We cannot assure that our patents will cover all the aspects of our technology that require patent protection or that our patents will not be challenged or invalidated, or that the claims allowed in our patents may not be of sufficient scope or strength to provide meaningful protection or commercial advantage to us. We initiated one patent infringement lawsuit to enforce our rights, which resulted in a settlement. We do not know whether we will need to bring litigation in the future to assert our patent rights, or whether other companies will bring litigation challenging our patents. This litigation could be time consuming and costly and could result in our patents being held invalid or unenforceable. Even if the patents are upheld or are not challenged, third parties might be able to develop other technologies or products without infringing any of these patents.

    We have entered into confidentiality and invention assignment agreements with our employees, and we enter into non-disclosure agreements with some of our suppliers, distributors, and customers, to limit access to and disclosure of our proprietary information. These contractual arrangements or the other steps we take to protect our intellectual property may not be sufficient to prevent misappropriation of our technology or deter independent third-party development of similar technologies. The laws of foreign countries may not protect our products or intellectual property rights to the same extent, as the laws of the United States.

    We have in the past received, and may in the future receive, notices from persons claiming that our products, software or asserted proprietary rights infringe the proprietary rights of these persons. We expect that developers of wireless technologies will be increasingly subject to infringement claims as the number of products and competitors as our market grows. While we are not subject to any infringement claims, any future claim, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all.

DEFECTS IN OUR PRODUCTS COULD CAUSE PRODUCT RETURNS AND PRODUCT LIABILITY.

    Products as complex as ours frequently contain undetected errors, defects or failures, especially when introduced or when new versions are released. In the past, our products have contained these errors, and there can be no assurance that errors will not be found in our current and future products. The occurrence of errors, defects or failures could result in product returns and other losses. They could also result in the loss of or delay in market acceptance of our products. These might also subject us to claims for product liability.

IF WE ARE DE-LISTED FROM THE NASDAQ SMALL CAP MARKET, THE PRICE OF OUR COMMON STOCK COULD DROP, AND IT MAY BE MORE DIFFICULT TO TRADE OUR COMMON STOCK.

    The Nasdaq Listing Qualification Panel has transferred the listing of our common stock from the Nasdaq National Market to the Nasdaq Small Cap Market effective Thursday, August 30, 2001. In order to maintain the Nasdaq Small Cap Market listing, our Form 10-Q for the third quarter of 2001 must evidence our continued compliance with the $2,000,000 net tangible assets and/or $2,500,000 shareholders' equity standard. Nasdaq reserves the right to modify, extend or terminate this listing subsequent to a review of our operating results and balance sheet for the third quarter of 2001 and will continue to monitor our compliance with all requirements on the Nasdaq Small Cap Market. We were also notified that the Nasdaq Listing and Hearing Review Council retains the right to review the Panel decision on or before October 15, 2001.

    Our shares may not continue to be eligible for listing on the Nasdaq Small Cap Market. De-listing of our common stock could reduce our stockholders' ability to buy or sell shares as quickly and as inexpensively as they have done historically. This reduced liquidity would make it more difficult for us to raise capital in the future. The trading price of our common stock could decline due to the change in liquidity and reduced publicity resulting from being de-listed from the Nasdaq Small Cap Market.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words anticipate, believe, estimate, will, may, intend and expect and similar expressions identify some of these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that we will achieve our plans, intentions or expectations. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are described in this prospectus, including in the "Risk Factors." Except if required by law, we will not update any forward-looking statement, based on new information, future events or other developments.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of our common stock by the selling stockholder under this prospectus.

                              SELLING STOCKHOLDER

    PRIOR ISSUANCE

    Under a securities purchase agreement between us and the selling stockholder, we issued and sold to the selling stockholder on February 16, 2001, a convertible debenture and warrants. Some of the key features of these securities are described below:

    CONVERTIBLE DEBENTURE. We sold to the selling stockholder a $7.5 million principal amount 6% convertible debenture due February 16, 2003. This debenture was to convert automatically into shares of our common stock after the registration statement for the resale of the shares underlying the debenture became effective.

    COMMON STOCK PURCHASE WARRANT. We also issued to the selling stockholder a warrant to purchase 833,333 shares of our common stock. This warrant is exercisable by the selling stockholder to purchase shares at $9.00 per share and if specified conditions are satisfied we may require the holder to exercise this warrant, which is further described below.

    ADJUSTMENT WARRANT. We also issued to the selling stockholder a warrant that was to become exercisable for a variable number of shares for no additional consideration after the debenture had been converted. The number of shares issuable under this warrant was equal to the product of $8.625 million divided by an adjustment price, less the number of shares previously issued under the debenture. The adjustment price was to be determined by calculating the daily average sales prices of our common stock, weighted based on the number of shares traded, over a 65 trading day period following the time that the registration statement for the resale of the shares underlying the debenture and warrants became effective. The daily average sale prices of our common stock, weighted based on the number of shares traded, is referred to in this description as the volume weighted average price.

    In consideration for these securities, the selling stockholder paid
$7.5 million, and also received rights of first refusal, preemptive rights and other rights. We also entered into a registration rights agreement with the selling stockholder and agreed to register for resale all shares of common stock issuable upon conversion of the debentures and upon exercise of the purchase warrant and adjustment warrant.

    EXCHANGE

    In August 2001, we entered into an exchange agreement with the selling stockholder by which we exchanged shares of our new series k cumulative convertible preferred stock for the debenture and the adjustment warrant, which were cancelled in the exchange. The purchase warrant remained outstanding and was modified, primarily affecting our ability to require its exercise. The selling stockholder did not pay any additional consideration in this exchange. Some of the key features of the preferred stock and purchase warrant are described below:

    SERIES K CUMULATIVE CONVERTIBLE PREFERRED STOCK. In the exchange we issued 7,650 shares of our newly established series k cumulative convertible preferred stock. Each share of the preferred stock has an initial liquidation value of $1,000 and accretes additional value at the annual rate of 6% on June 30 and December 31 of each year. If any shares of preferred stock are still outstanding in February 2006, we are required to redeem those shares of preferred stock at their liquidation value in February 2006, although the holders of the preferred stock have the right to delay the redemption for up to 12 months. The redemption price is to be paid in cash or, at our election, in common stock valued at 95% of its volume weighted average prices during a pricing period centered on the redemption date.

    The preferred stock is convertible into our common stock. The preferred shares convert into a number of shares of common stock equal to the accreted liquidation value divided by the conversion price. For the first 1,875 shares of preferred stock the conversion price is $1.25 per share, provided these preferred shares are converted prior to the end of the first pricing period. The first pricing period will end on a date to be determined, based on the release date of our 2001 fiscal year results, between February 15, 2002 and April 1, 2002. Thus each of the first 1,875 shares will convert into 800 shares of common stock, before giving effect to the 6% accretion to the liquidation value, or a total of 1.5 million shares. The conversion price for the remaining shares of preferred stock is equal to the then applicable floor price plus one-half of the amount by which the volume weighted average price of our common stock for the trading day preceding the conversion exceeds the floor price. The floor price is initially equal to $1.25, provided that if we satisfy specific conditions, which include this registration statement becoming effective by October 16, 2001 and the listing of our common stock on an agreed upon market, then at the end of the first pricing period the floor price will adjust to an amount equal to the average of the daily volume weighted average price of our common stock for a period of 15 consecutive trading days immediately following the end of the first pricing period. The floor price cannot be less than $1.25 or greater than $5.00.

    We cannot predict the future trading prices or future volume weighted average prices of our common stock and thus cannot predict the number of shares into which all of the shares of preferred stock will convert. As an example of conversion rates for preferred shares converted after the conversion of the initial 1,875 preferred shares, the following table shows, for information purposes only, the number of shares of common stock issuable on conversion of a share of preferred stock at assumed floor prices and volume weighted average prices.

                                                    SHARES OF COMMON STOCK ISSUABLE
                                                     ON CONVERSION OF ONE SHARE OF
                                                     PREFERRED STOCK IF THE VOLUME
                                                   WEIGHTED AVERAGE PRICE ON THE DAY
                                                          BEFORE CONVERSION IS
                                           --------------------------------------------------
ASSUMED FLOOR PRICE                         $1.25         $2.00         $4.00         $6.00
-------------------                        --------      --------      --------      --------
$1.25....................................    800           615           381           276
$2.50....................................      *             *           308           235
$5.00....................................      *             *             *           182

------------------------

* assumes no conversion as conversion price exceeds market price.

    The maximum number of shares of common stock issuable upon conversion of all of the preferred stock, before giving effect to the 6% annual accretion to the liquidation value, is 6,048,000, which would be the number of shares issued if the conversion price for all shares is $1.25. The exchange documents do provide for certain penalties, including reduction of the conversion price to then current market value, if we do not satisfy covenants and conditions contained in the exchange documents.

    We also have the right to compel conversion of the preferred shares if specific conditions are met, including that this registration statement is effective, restrictions on the selling stockholder's ownership of common stock are met and we have not entered into or announced a change of control transaction. If the closing bid price for our common stock is above $6.3212 for at least 20 out of 30 trading days, we can require the holders to convert the preferred shares, provided that the volume weighted average price of our common stock is equal to or greater than the conversion price on the day that we give notice of the required conversion through the date of conversion. Further, if the closing bid price for our common stock is equal to or greater than 120% of the conversion price on a given day, we can require the conversion of preferred shares, up to the forced conversion limit, during the 10 trading day period following the day we give notice of the required conversion. The forced conversion limit is a number of shares of common stock equal to 10% of the total number of shares of common stock traded during the 10 day period following our giving this notice, excluding from this total specified block trades, transactions that are not bona fide transactions between unaffiliated parties and any shares traded on a day when there is a trading price less than 120% on the conversion price in effect on that day.

    We also have the right to redeem the preferred shares for cash. The redemption price is equal to the greater of 120% of the liquidation value of the preferred shares, or 120% of the then current market value of the common stock into which the preferred stock is then convertible. If more than 2.5 million common shares have then been issued on conversion of the preferred stock, the redemption price is equal to the liquidation value.

    COMMON STOCK PURCHASE WARRANT. This warrant is exercisable by the selling stockholder to purchase 833,333 shares of our common stock. If the closing bid price of our common stock is at least $3.50 per share, we may require the selling stockholder to exercise the warrant, provided that specified conditions are satisfied, including that all preferred shares have either been converted or redeemed. The exercise price of the warrant would then be the lower of $9.00 per share or 94% of the volume weighted average price of our common stock, during the 20 consecutive trading days before the exercise of the warrant.

    Under the exchange agreement we granted the selling stockholder rights of first refusal, preemptive rights and other rights. We also entered into a new registration rights agreement, in replacement of the previous registration rights agreement, with the selling stockholder and agreed to register for resale all shares of common stock issuable upon conversion of the preferred stock and upon exercise of the purchase warrant.

    As part of this private financing, the selling stockholder is prohibited from beneficially owning more than an aggregate of 9.9% of our common stock. The selling stockholder disclaims beneficial ownership of any shares in excess of 9.9% of our common stock. Neither the selling stockholder nor any of its affiliates, officers, directors or principal equity holders have held any position or office or has had any material relationship with us within the past three years.

    Beneficial ownership is determined under the rules of the Securities and Exchange Commission that consider shares to be beneficially owned by any person who has voting or investment power over the shares. Common stock issuable upon conversion of the preferred stock or exercise of the purchase warrant that are convertible or exercisable within 60 days, are considered to be outstanding and to be beneficially owned by the person holding the preferred stock and warrants for the purpose of computing percentage ownership. Based on the 22,379,780 shares of common stock outstanding as of June 30, 2001 and assuming that the selling stockholder sells all of the shares offered under this prospectus, the selling stockholder will beneficially own less than one percent of our outstanding shares of common stock after the completion of this offering.

    The table below presents information about the selling stockholder and the shares that it may offer and sell under this prospectus. The table assumes that the selling stockholder sells all of the shares offered under this prospectus. However, because the selling stockholder may offer all or some of its shares at any time under this prospectus, or in another permitted manner, the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after completion of the sales may differ from that presented in the table below. Information concerning the selling stockholder may change over time and any changed information will be presented in a supplement to this prospectus if and when necessary.

                                                       NUMBER OF
                                                         SHARES                           NUMBER OF
                                                      BENEFICIALLY                          SHARES
                                                      OWNED BEFORE   NUMBER OF SHARES       OWNED
NAME                                                    OFFERING         OFFERED        AFTER OFFERING
----                                                  ------------   ----------------   --------------
Halifax Fund, L.P.(1)...............................    6,881,333       12,929,333             --

------------------------

(1) The sole general partner of Halifax Fund, L.P. is Yarmouth Investments Ltd., a Cayman Islands exempted company. The investment advisor of Halifax Fund, L.P. is The Palladin Group, L.P., a

    Texas limited partnership, whose sole general partner is Palladin Capital Management, LLC, a Delaware limited liability company. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax Fund, L.P., The Palladin Group expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. Palladin Capital and Yarmouth are controlled by Jeffrey Devers.

    The number of shares of common stock listed above as beneficially owned by the selling stockholder before the offering includes:

    - 6,048,000 shares of common stock, the maximum number issuable upon conversion of the preferred stock. This assumes no accretion of liquidation value or adjustments for stock splits, stock dividends and similar events, and does not give effect to any additional shares that could be issuable if we breach covenants we have made to the selling stockholder, the number of shares that could be issuable at the mandatory redemption date, or to a limitation imposed in the preferred stock exchange agreements that limit the holder's ownership of our common stock at one time to 9.9% of our outstanding common stock.

    - 833,333 shares of common stock issuable upon exercise of the common stock purchase warrant.

    Under the registration rights agreement with the selling stockholder, we are registering for resale an amount of shares, as described above, equal to the sum of:

    - 200% of the number of shares issuable upon conversion of the preferred stock at the minimum floor price, 12,096,000 shares; and

    - 100% of the number of shares issuable upon exercise of the purchase warrant, 833,333 shares.

                              PLAN OF DISTRIBUTION

    The selling stockholder will be offering and selling all shares offered and sold under this prospectus. We will not receive any of the proceeds of the sales of these shares. Offers and sales of shares made under this prospectus must comply with the terms of the registration rights agreement we entered into with the selling stockholder.

    WHO MAY SELL AND APPLICABLE RESTRICTIONS. Shares may be offered and sold directly by the selling stockholder and those persons, pledgees, donees, transferees or other successors in interest. The selling stockholder could transfer, devise or gift shares by other means. The selling stockholder may also resell all or a portion of its shares in open market transactions in reliance upon available exemptions under the Securities Act, provided it meets the requirements of these exemptions.

    Alternatively, the selling stockholder may offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholder, and, if they act as agent for the purchaser of the shares, from that purchaser. The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

    The selling stockholder and any brokers, dealers or agents who participate in the distribution of the shares may be considered underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be considered underwriting discounts and commissions under the Securities Act. If the selling stockholder may be considered an underwriter, the selling stockholder may be subject to statutory liabilities, including sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act.

    To comply with applicable state securities laws, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers where required. In some states, the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

    MANNER OF SALES. The selling stockholder will act independently of us in making decisions about the timing, manner and size of each sale. The shares may be sold at then-prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices. The shares may be sold according to one or more of the following methods:

    - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    - purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    - pledges of shares to a broker-dealer or other person, who may, after a default, purchase or sell the pledged shares;

    - an exchange distribution under the rules of the exchange;

    - in private transactions between sellers and purchasers without a broker-dealer;

    - by writing options; and

    - any combination of the above, or any other available means allowable under law.

    HEDGING OR SHORT TRANSACTIONS. The selling stockholder may enter into option, derivative, hedging or short transactions, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholder may:

    - enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with the selling stockholder;

    - sell shares short itself and deliver the shares registered under this prospectus to settle the short sales or to close out stock loans incurred with its short positions;

    - write call options, put options or other derivative instruments, including exchange-traded options or privately negotiated options, on the shares, or which it settles through delivery of the shares;

    - enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

    - loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

    These option, derivative, hedging and short transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

    EXPENSES OF REGISTRATION. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts, underwriting commissions and agent commissions.

    INDEMNIFICATION AND CONTRIBUTION. In the registration rights agreement that we entered into with the selling stockholder, we and the selling stockholder agreed to indemnify or provide contribution to each other and indemnified persons against some liabilities resulting from the offering of the shares, including liabilities arising under the Securities Act. The selling stockholder may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

    SUSPENSION OF THIS OFFERING. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholder.

                                 LEGAL MATTERS

    Fenwick & West LLP, Palo Alto, California, will provide us with a legal opinion on the validity of the shares of common stock offered under this prospectus.

                                    EXPERTS

    Our consolidated financial statements contained in our annual report on Form 10-K including amendments for the fiscal year ended December 31, 2000, are incorporated by reference into this prospectus in reliance on the report of Hein + Associates LLP and upon the authority of Hein + Associates LLP as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    The documents listed below, which we have filed with the Securities and Exchange Commission, are incorporated into this prospectus by reference:

    - our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed on March 30, 2001 and amended on September 21, 2001;

    - our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, filed April 27, 2001 and amended on September 21, 2001, and June 30, 2001, filed August 14, 2001;

    - our current report on Form 8-K filed on September 5, 2001;

    - the description of our common stock contained in our registration statement on Form 8-A, filed on October 30, 1997 under section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating that description; and

    - all documents subsequently filed by us under sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

    If any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be considered, except as modified or superseded, to constitute a part of this prospectus or the registration statement of which this prospectus forms a part.

    Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates set by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

    We have filed with the Commission a registration statement on Form S-3 under the Securities Act covering the common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information about us and our common stock. We believe that the descriptions in this prospectus of contracts and other documents cover the material terms of these agreements. However, these descriptions may not contain all of the information that is important to you. These agreements are filed as exhibits to the registration statement of which this prospectus is a part. We encourage you to read these agreements in their entirety. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees set by the Commission.

    We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus, except exhibits, unless they are specifically incorporated by reference into this prospectus. You should direct any requests for copies to Hybrid Networks, Inc., 6409 Guadalupe Mines Road, San Jose, California 95120, Attention: Tracy Ireland, Investor Relations Manager, telephone: (408) 323-6252.

                             HYBRID NETWORKS, INC.

                       12,929,333 SHARES OF COMMON STOCK

                                   PROSPECTUS

                               SEPTEMBER 26, 2001